SUPPLEMENTAL INFORMATION (unaudited)
June 30, 2003

Shareholder Meeting

On June 13, 2003, a Special Meeting of the shareholders of the Montgomery Variable Series: Emerging Markets Fund was held.
The matters considered at the meeting, together with the actual vote tabulations relating to such matters are as follows:

Proposal 1:

To approve an Agreement and Plan of Reorganization between the Montgomery Emerging Markets Fund, the acquired fund, and the Gartmore GVIT Developing Markets Fund, the acquiring fund.

For	Against	Abstain
10,042,727	211,769	883,136

Proposal 2:

To approve a new investment advisory agreement between The Montgomery Funds III and Gartmore Global Asset Management Trust:

For	Against	Abstain
9,951,983	298,734	886,913

Proposal 3:

To approve a new subadvisory agreement between Gartmore Global
Asset Management Trust and Gartmore Global Partners:

For	Against	Abstain
9,938,455	201,830	997,346